Exhibit 99.1

Pingtan Marine Enterprise Announces Receipt of Nasdaq Notification Letter

FUZHOU, China, Dec. 27, 2022 /PRNewswire/ -- Pingtan Marine Enterprise Ltd. (Nasdaq: PME), (“Pingtan” or the “Company”), a fishing company based in the People’s Republic of China, today announced that it has received a notification letter dated December 21, 2022 (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), indicating that based on the actions from U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the Nasdaq Staff (“the Staff”) has determined that the continued listing of the Company’s securities are no longer warranted pursuant to Listing Rule 5101. Absent a request for appeal, the Company’s common stock will be suspended at the opening of business on December 30, 2022, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company plans to appeal the Nasdaq Staff’s determination to a Hearings Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. The hearing request will stay the delisting action of the Company’s securities by Nasdaq pending the Hearing Panel’s final decision. There can be no assurance that the Hearing Panel will grant the Company’s request for continued listing. Notwithstanding any request for a hearing, trading in the Company’s securities will be halted at the end of the trading day (8pm ET) on March 8, 2023, such that trading will not be available as of the first trading date after March 8, 2023, in accordance with the OFAC’s actions. The Company also intends to take appropriate measures to protect the interests of the Company and its shareholders, and is currently reviewing its options with regard to the said OFAC action.

About Pingtan

Pingtan is a fishing company primarily engaging in ocean fishing through an operating subsidiary based in the PRC. Pingtan conducts marine fishing operations in the international waters and the approved waters in certain countries with owned or licensed vessels.

Forward-Looking Statements

This press release contains “forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to statements regarding the Company’s expectations and plans in connection with its ability to appeal the delisting determination and address the said OFAC actions and to regain and maintain compliance with the Nasdaq continued listing requirements. Actual results and the timing of relevant events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These forward-looking statements are based on the Company’s current expectations and involve known and unknown risks and uncertainties. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

CONTACT:

LiMing Yung (Michael)

Chief Financial Officer

Pingtan Marine Enterprise Ltd.

Tel: +86 591 87271753

michaelyung@ptmarine.net

ir@ptmarine.net

INVESTOR RELATIONS

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